Biostate AI, Incorporated (the "Company") a Delaware Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Biostate AI, Incorporated

We have reviewed the accompanying financial statements of the Company which comprise the consolidated statement of financial position as of December 31, 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
January 24, 2025
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2023
ASSETS	
Current Assets	
Cash and Cash Equivalents	523,699
Other Receivable	10,000
Prepaid Expenses	4,389
Total Current Assets	538,087
Non-current Assets	
Computer Equipment, net of Accumulated Depreciation	11,312
Total Non-Current Assets	11,312
TOTAL ASSETS	549,400
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	216,340
Accrued Expenses	9,686
Total Current Liabilities	226,026
Long-term Liabilities	
Future Equity Obligations	1,190,000
Total Long-Term Liabilities	1,190,000
TOTAL LIABILITIES	1,416,026
EQUITY	
Class A Common Stock	20
Class B Common Stock	1,500
Additional Paid in Capital	74,280
Accumulated Deficit	(942,426)
Total Equity	(866,626)
TOTAL LIABILITIES AND EQUITY	549,400

Statement of Changes in Shareholder Equity

	Class A Common Stock		Class B Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Beginning Balance at 6/14/2023 (Inception)	-	-	-	-	-	-	-
Issuance of Common Stock	200,000	20	15,000,000	1,500	74,280	-	75,800
Future Equity Obligation Financing Fees	-	-	-	-	-	(42,037)	(42,037)
Net Income (Loss)	-	-	-	-	-	(900,389)	(900,389)
Ending Balance 12/31/2023	200,000	20	15,000,000	1,500	74,280	(942,426)	(866,626)

Statement of Operations

	Year Ended December 31, 2023
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	56,816
General and Administrative	298,788
Research and Development	528,623
Rent and Lease	16,012
Depreciation	149
Total Operating Expenses	900,389
Operating Income (loss)	(900,389)
Earnings Before Income Taxes	(900,389)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(900,389)

Statement of Cash Flows

	Year Ended December 31, 2023
OPERATING ACTIVITIES	
Net Income (Loss)	(900,389)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	149
Accounts Payable and Accrued Expenses	227,397
Other Receivable	(10,000)
Prepaid Expenses	(4,389)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	213,157
Net Cash provided by (used in) Operating Activities	(687,232)
INVESTING ACTIVITIES	
Computer & Machine Equipment	(11,312)
Net Cash provided by (used by) Investing Activities	(11,312)
FINANCING ACTIVITIES	
Proceeds from Class A Common Stock	20
Proceeds from Class B Common Stock	1,500
Proceeds from Additional Paid-in Capital	74,280
Proceeds from Future Equity Obligations, net	1,147,963
Net Cash provided by (used in) Financing Activities	1,222,243
Cash at the beginning of period	-
Net Cash increase (decrease) for period	523,699
Cash at end of period	523,699

Biostate AI, Incorporated
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Biostate AI, Incorporated ("the Company") was formed in Delaware on June 14th, 2023. The Company plans to generate revenue by offering advanced RNA sequencing services which provide more comprehensive genomic insights at a lower cost and improved quality. Additionally, the Company's proprietary bioinformatics platform, Copilot AI, supports streamlined downstream data analysis, making complex insights accessible and actionable. Another key service is the AI-driven prognosis model, which leverages extensive RNA expression datasets to predict disease recurrence and recommend optimal treatment options. These solutions are tailored for academic institutions, hospitals, emerging biotech startups, and pharmaceutical companies seeking precise, data-driven insights for research and patient care. The Company's headquarters is in Houston, TX and has an office in Palo Alto, CA. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Geras Biofarms, LLC a Delaware entity formed on November 22nd, 2023. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Computer Equipment	5	4,461	(149)	-	4,312
Machine Equipment	5	7,000	-	-	7,000
Grand Total	-	**11,461**	**(149)**	-	**11,312**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2023.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, California, Massachusetts, New York, New York City, and Texas. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

<u>Rent and Lease</u>

The Company leases its office space under a one-year operating lease requiring monthly payments of $5,000. The current lease was renewed in 2024 and expires on September 30th, 2025, and is cancelable upon 30 days prior written notice.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $20M – 30M. The Company recognized $10,000 in an Other Receivable balance related to a SAFE agreement entered into for which funds had yet to be received.

NOTE 6 – EQUITY

The Company has authorized 20,000,000 shares of Class A Common Stock with a par value of $0.0001 per share and 15,000,000 shares of Class B Common Stock with a par value of $0.0001 per share. 200 Class A Common Stock and 15,000,000 Class B Common Stock were issued and outstanding as of December 31st, 2023.

Voting: Class A Common stockholders are entitled to one vote per share and Class B Common stockholders are entitled to ten votes per share.

Dividends: The holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends when and if declared by the Board of Directors equally and ratably on a per share basis. As of December 31st, 2023, no dividends had been declared.

Redemption: No shares of any capital stock of the Company are redeemable.

Conversion: Class B Common stockholders have the right to convert shares into Class A Common Stock at a rate of 1-to-1 at the option of such holder at any time upon written notice to the Company. The Class B Common Stock shall automatically convert into Class A Common Stock at a rate of 1-to-1 upon the occurrence of a transfer (subject to customary exceptions), if such holder is a founder of the Company and ceases to be a service provider of the Company (subject to customary exceptions), or upon vote or written consent of holders of a majority of the Class B Common Stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 24, 2025, the date these financial statements were available to be issued.

The Company purchased a facility in Houston, TX for $870,000 and entered into a 20-year loan agreement with Capital Bank. The total loan amount is $696,000. The interest is 8.75% for the first five years and change to market rate thereafter.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling $6,870,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $30M – 40M.

The Company licensed technology from an entity that was founded by the Company's CEO. The Company paid this entity $500,000.

The Company intends to raise $10,000,000 plus during a Series A equity financing round prior to/concurrently with their regulation CF campaign.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and a Series A equity financing round. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.